UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

July 5, 2005

BLUE SQUARE – ISRAEL LTD.
2 Amal St., Afek Industrial Park, Rosh Ha’ayin 48092, Israel

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

Blue Square-Israel Ltd (“Blue Square”) announced that it had been notified that:

(1) on July 3, 2005, Bronfman-Alon Ltd., Blue Square’s controlling shareholder (“Bronfman-Alon”) acquired (i) 1,592 ordinary shares of Blue Square at a price of NIS 39.75 per share; (ii) 817 ordinary shares of Blue Square at a price of NIS 40.00 per share and

(2) on July 4, 2005, Bronfman-Alon acquired 4,322 ordinary shares of Blue Square at a price of NIS 40.50 per share.

Following the acquisitions, Bronfman-Alon owned an aggregate of 30,023,130 ordinary shares of Blue Square.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed by the undersigned, thereunto duly authorized.

BLUE SQUARE - ISRAEL LTD. BY: /S/ Iris Penso —————————————— Iris Penso, Adv. General Counsel & Corporate Secretary